                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           Washington, D. C.  20549

                                   FORM 11-K

     [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                    EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

                   For the plan year ended December 31, 2000
                                           -----------------

                                      OR

     [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                    EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

         For the transition period from ____________ to ____________.



                         Commission file number 1-8349
                                                ------



                          SAVINGS PLAN FOR EMPLOYEES
                                      OF
                         FLORIDA PROGRESS CORPORATION
                         ----------------------------
                 Full title of the plan and the address of the
            plan, if different from that of the issuer named below



                          FLORIDA PROGRESS CORPORATION
                               One Progress Plaza
                         St. Petersburg, Florida 33701
                         -----------------------------
             Name of issuer of the securities held pursuant to the
               plan and address of its principal executive office

SAVINGS PLAN FOR EMPLOYEES OF FLORIDA
PROGRESS CORPORATION

Financial Statements as of and for the
years ended December 31, 2000 and 1999

Additional Information Required for Form 5500
for the year ended December 31, 2000

SAVINGS PLAN FOR EMPLOYEES OF FLORIDA PROGRESS CORPORATION

Table of Contents
--------------------------------------------------------------------------------

                                                                             Page Number
                                                                             -----------
Report of Independent Accountants                                                 1

Basic Financial Statements

      Statements of Net Assets Available for Benefits                             2

      Statements of Changes in Net Assets Available for Benefits                  3

      Notes to Financial Statements                                             4 - 8

Additional Information *

      Schedule I -     Schedule of Assets (Held at End of Year)                   9

      Schedule II -    Schedule of Nonexempt Transactions                        10

* Other supplemental schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

                       Report of Independent Accountants



To the Participants and Administrator of Savings Plan for Employees of Florida Progress Corporation

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Savings Plan for Employees of Florida Progress Corporation (the "Plan") at December 31, 2000 and 1999, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) and nonexempt transactions are presented for the purpose of additional analysis, and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/S/ PRICEWATERHOUSECOOPERS LLP

Philadelphia, Pennsylvania
June 19, 2001

SAVINGS PLAN FOR EMPLOYEES OF FLORIDA PROGRESS CORPORATION

Statements of Net Assets Available for Benefits
--------------------------------------------------------------------------------
(in thousands)

                                                                          As of December 31,
                                                                        2000             1999
                                                                   -----------------------------
Investments, at fair value
Registered investment companies:
     Putnam New Opportunities Class A Shares                       * $ 110,718        * $ 115,796
     Vanguard 500 Index Fund                                       *   129,203        *   145,405
     Vanguard Extended Market Index Fund                                 6,899              4,775
     Vanguard Federal Money Market Fund                            *    81,991                  -
     Vanguard International Growth Fund                                  6,620              5,573
     Vanguard LifeStrategy Conservative Growth Fund                      7,452              7,180
     Vanguard LifeStrategy Growth Fund                                  20,764             20,442
     Vanguard LifeStrategy Moderate Growth Fund                    *    33,900        *    36,708
     Vanguard Total Bond Market Index Fund                               6,823              5,480
                                                                     ----------        ----------
                                                                       404,370            341,359
Progress Energy Company Stock Fund                                 *    63,359        *   134,104
Florida Progress Contingent Value Obligation Fund                          951                  -
Participant Loans                                                       17,176             18,099
                                                                     ----------        ----------
                                                                       485,856            493,562
                                                                     ----------        ----------
Investments, at contract value
Florida Progress Stable Value Fund                                 *   116,488        *   122,896
                                                                     ----------        ----------
Receivables
Employer's contributions                                                   352                  -
Employees' contributions                                                 1,099                  -
                                                                     ----------        ----------
     Total receivables                                                   1,451                  -
                                                                     ----------        ----------

                                                                     ----------        ----------
Net assets available for benefits                                    $ 603,795         $  616,458
                                                                     ==========        ==========

* Represents 5% or more of net assets available for benefits.
The accompanying notes are an integral part of the financial statements.

SAVINGS PLAN FOR EMPLOYEES OF FLORIDA PROGRESS CORPORATION

Statements of Changes in Net Assets Available for Benefits
--------------------------------------------------------------------------------
(in thousands)

                                                                              Year Ended December 31,
                                                                                 2000         1999
                                                                              ---------    ----------
Additions
Investment income:
     Interest and dividend income, investments                                 $ 34,642      $ 27,699
     Interest income, participant loans                                           1,453         1,498
     Net (depreciation) appreciation in fair value of investments               (27,821)       62,592
                                                                              ---------     ---------
                                                                                  8,274        91,789
                                                                              ---------     ---------
Contributions:
     Employer                                                                     9,781         9,034
     Participant                                                                 22,624        22,073
                                                                              ---------     ---------
                                                                                 32,405        31,107
                                                                              ---------     ---------

        Total additions                                                          40,679       122,896
                                                                              ---------     ---------
Deductions
Payment of benefits                                                              53,307        38,965
Administrative expenses                                                              35            31
                                                                              ---------     ---------
        Total deductions                                                         53,342        38,996
                                                                              ---------     ---------

Net (decrease) increase                                                         (12,663)       83,900

Net assets available for plan benefits:
     Beginning of period                                                        616,458       532,558
                                                                              ---------     ---------
     End of period                                                            $ 603,795     $ 616,458
                                                                              =========     =========

The accompanying notes are an integral part of the financial statements.

SAVINGS PLAN FOR EMPLOYEES OF FLORIDA PROGRESS
CORPORATION
Notes to Financial Statements
--------------------------------------------------------------------------------

NOTE 1 - DESCRIPTION OF PLAN

The following description of the Savings Plan for Employees of Florida Progress Corporation (the "Plan" or the "Savings Plan") provides only general information. Participants should refer to the Savings Plan Summary Plan Description/Prospectus, as amended, which is part of the Employee Handbook and the "About Your Plan" booklet, which is part of the "The Power to Plan Your Future" package from The Vanguard Group, Inc. for more complete descriptions of the Plan's provisions.

General
The plan is a qualified defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The Plan provides employees of the Participating Companies (as defined below) immediate eligibility upon employment for making employee contributions (either pre-tax or after-tax). Employees become eligible to receive matching employer contributions on employee contributions made after completing at least six months of uninterrupted employment or having worked at least 1,000 hours in a twelve-month period. Participation in the Plan is voluntary. The following companies participated in the Plan at December 31, 2000:

 .  Electric Fuels Corporation
 .  Florida Progress Corporation ("Florida Progress")
 .  Florida Power Corporation
 .  Progress Telecommunications Corporation

Effective November 30, 2000, CP&L Energy, Inc. ("CP&L Energy") acquired the Participating Companies.

On December 4, 2000, CP&L Energy changed its name to Progress Energy, Inc. ("Progress Energy").

Contributions
Eligible employees may elect to contribute up to 16% of their annual base pay and may designate these contributions as either Regular Savings after-tax and/or 401(k) pretax dollars. Each participating company contributes each pay period an amount equal to 75% of the employees' contributions, up to 6% of base pay.

Participant Accounts
A separate account is maintained for each investment option of a participant by type of contribution. Each participant's account is credited with the participant's contribution and allocations of (a) the Participating Companies' contribution and, (b) Plan earnings, and charged with an allocation of administrative expenses. Plan earnings are allocated and credited to the account daily based on the adjusted balance of each participant's account. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

SAVINGS PLAN FOR EMPLOYEES OF FLORIDA PROGRESS
CORPORATION
Notes to Financial Statements
--------------------------------------------------------------------------------

Vesting
Participants are immediately vested in their Regular Savings and 401(k) contributions and earnings thereon. The Company Match Account and the earnings thereon, vest gradually based on the following Years of Continuous Service schedule:

Years of Continuous Service        Vested Percentage
Less than 2                               0%
2 but less than 3                        25%
3 but less than 4                        50%
4 but less than 5                        75%
5 or more                               100%

A Year of Continuous Service is earned when a participant works at least 1,000 hours in a calendar year. A participant will also become fully vested in the employer contributions and earnings thereon upon death, disability, attainment of normal retirement or termination of the Plan.

Participant Loans
All actively employed Savings Plan participants with available account balances may apply for a loan from their own Plan account. No loan shall exceed the lesser of $50,000 or one-half of the participant's vested Savings Plan account balance. This amount will be transferred from the participant's account and placed in a separate Participant Loan Fund. A participant is permitted a maximum of four outstanding loans at any one time. Each loan shall bear interest, as determined on a quarterly basis, using the Florida Savings Certificate of Deposit rate as published in The Wall Street Journal. Interest charged on employee loans is credited to the individual participant accounts.

A participant can choose repayment terms on a new loan ranging from 6 to 60 months. Repayments are made via payroll deduction for active regular employees, by Automated Clearing House payment for active non-regular employees and by direct payment to the Savings Plan for inactive participants. Additionally, participants can elect to prepay all or a portion of their outstanding loan balance at any time during the term of the loan. Repayments are returned to each participant account (reducing the outstanding Participant Loan Fund balance). Excess loan repayments of principal and interest over new loans issued during the year are reflected as interfund transfers for reinvestment to the respective investment funds. New loans are reflected as transfers out of the investment funds to the Participant Loan Fund.

Payment of Benefits
Upon separation of service due to termination, death, disability or retirement (after age 55), participants may make a written election to leave their account balance within the Plan, for any length of time up to age 70 if their vested balance is greater than $5,000, or elect to receive a lump-sum amount equal to the value of their account balance, or select from a menu of installment payment options. Although no further employee contributions or partial withdrawals are allowed, terminated or retired employees may continue to exchange amounts among the investment options.

Forfeited Accounts
Forfeitures of non-vested employer contributions by terminated participants may be used to reduce employer matching contributions. Employer contributions were reduced by forfeitures of $988 and $142,645 during the years ended December 31, 2000 and 1999, respectively. At December 31, 2000, forfeited nonvested accounts totaled $197,044.

SAVINGS PLAN FOR EMPLOYEES OF FLORIDA PROGRESS
CORPORATION
Notes to Financial Statements
--------------------------------------------------------------------------------

Plan Termination
It is the intention of the Participating Companies that the Plan continue in operation; however, the Company has the right to amend the Plan, discontinue its contributions at any time, and /or to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.


NOTE 2 - SUMMARY OF ACCOUNTING POLICIES

The following accounting policies, which conform to accounting principles generally accepted in the United States of America, have been used consistently in the preparation of the Plan's financial statements:

Basis of Accounting
The financial statements of the Plan are prepared under the accrual method of accounting.

Use of Estimates
The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

Investment Valuation and Income Recognition
The Plan's investments are stated at fair value, except for its investment contracts, which are valued at contract value (Note 4). Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. The Progress Energy Company Stock Fund is valued at its year-end unit closing price (constituting market value of shares owned plus un-invested cash position). Participant loans are valued at cost, which approximates fair value. Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income. When Progress Energy Company common stock is distributed from the Progress Energy Company Stock Fund to participants in settlement of their accounts, distributions are recorded at the value of shares distributed.

Payment of Benefits
Benefits are recorded when paid.

New Accounting Pronouncements
In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities ("SFAS No. 133"). SFAS No. 133 requires that an entity recognize all derivatives and measure those instruments at fair value. SFAS No. 133 is effective for fiscal years beginning after June 15, 2000. Pursuant to SFAS No. 137, Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133, an amendment of FASB Statement No. 133, the Plan is required to adopt SFAS No. 133 effective January 1, 2001. Management has not yet been able to determine the impact of SFAS No. 133 on the Plan Financial Statements. The adoption of this standard will impact the accounting for and disclosure of synthetic guaranteed investment contracts valued at $94,740,242 as of December 31, 2000.

SAVINGS PLAN FOR EMPLOYEES OF FLORIDA PROGRESS
CORPORATION
Notes to Financial Statements
--------------------------------------------------------------------------------

NOTE 3 - INVESTMENTS

During 2000 and 1999, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) (depreciated) appreciated in value as follows:

                                                Year Ended December 31,
                                                 2000            1999
                                              -----------     ----------
                                                    (in thousands)
Registered Investment Companies               $   (75,695)    $   55,359
Common Stock                                       47,874          7,233
                                              -----------     ----------
                                              $   (27,821)    $   62,592
                                              ===========     ==========

All investments are participant-directed.


NOTE 4 - INVESTMENT CONTRACTS WITH FINANCIAL INSTITUTIONS, INSURANCE COMPANIES AND BANKS

The Florida Progress Stable Value Fund (the "Fund") consists of synthetic investment contracts with various banks and insurance companies ("Issuers"). Additionally, the Fund holds shares of a money market mutual fund sponsored by The Vanguard Group with a value of $22,014,812. The Fund is credited with interest income on its investments and charged for administrative expenses. The investment contracts included in the Fund are carried at contract value, which approximates fair value, because the contracts are fully benefit responsive for normal participant directed-transactions. The synthetic investment contracts constitute investments in collective investment funds, mutual funds and mortgage backed securities, $95,899,684, and wrapper contracts, ($1,159,442). The crediting interest rates of the investment contracts ranged from 5.14% to 7.18% at December 31, 2000.

NOTE 5 - RELATED PARTY TRANSACTIONS

The Plan invests in shares of mutual funds managed by an affiliate of Vanguard Fiduciary Trust Company ("VFTC"). VFTC acts as trustee for certain investments of the Plan. Transactions in such investments qualify as party-in-interest transactions and are exempt from the prohibited transaction rules.

Pursuant to an acquisition of Florida Progress by Progress Energy during 2000, participants with investments in the Florida Progress Stock Fund were given the option of either cashing in their investments or exchanging their existing Florida Progress Stock Fund shares for shares of the Progress Energy Company Stock Fund and cash. In addition, Florida Progress Stock Fund shareholders received shares of the Florida Progress Contingent Value Obligation Fund (the "CVO Fund"). The CVO Fund invests in contingent value obligations, each of which represents the right to receive contingent payments based on the performance of four synthetic fuel facilities owned by Progress Energy Company. While the Plan does not allow additional

SAVINGS PLAN FOR EMPLOYEES OF FLORIDA PROGRESS
CORPORATION
Notes to Financial Statements
--------------------------------------------------------------------------------

contributions to the CVO Fund, participants are permitted to withdraw all or a portion of their account balance as desired.

U.S. Trust Company, National Association ("U.S. Trust") serves as an independent fiduciary of the CVO Fund. Among other responsibilities, U.S. Trust instructs VFTC as to the management and disposition of the CVO Fund. Transactions in the CVO Fund qualify as party-in-interest transactions. The Plan has been informed by legal counsel that the establishment of the CVO Fund represents a prohibited transaction in accordance with ERISA. The Plan has filed an application for a prohibited transaction exemption on behalf of the Plan with the United States Department of Labor, which is currently pending. If the application is not granted the Plan will divest of the CVO Fund, with the Participating Companies bearing any fees incurred.

During the year 2000, the Plan had purchases of $83,575,089 and sales of $201,244,028 of Company stock.

NOTE 6 - PLAN EXPENSES

The Participating Companies pay a portion of the expenses for services necessary for the administration of the Plan.

NOTE 7 - TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated June 13, 1996, that the Plan is a qualified employees' trust under Section 401(a) of the Internal Revenue Code ("Code"). As such, the Plan is exempt from federal income taxes under Section 501(a). The Plan has been amended since receiving the determination letter. However, the Plan's management believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.

Additional Information
Required for Form 5500

SAVINGS PLAN FOR EMPLOYEES OF FLORIDA PROGRESS CORPORATION            Schedule I

Schedule of Assets (Held at End of Year)
--------------------------------------------------------------------------------
(in thousands)
Savings Plan for Employees of Florida Progress Corporation, EIN 59-6769223 Attachment to Form 5500, Schedule H, Part IV, line i

     Identity of Issue                                                       Investment Type                           Current Value
------------------------------------------------------------------------------------------------------------------------------------
   Putnam New Opportunities Class A Shares                           Registered Investment Company                         $ 110,718
*  Vanguard 500 Index Fund                                           Registered Investment Company                           129,203
*  Vanguard Extended Market Index Fund                               Registered Investment Company                             6,899
*  Vanguard Federal Money Market Fund                                Registered Investment Company                           104,006
*  Vanguard International Growth Fund                                Registered Investment Company                             6,620
*  Vanguard LifeStrategy Conservative Growth Fund                    Registered Investment Company                             7,452
*  Vanguard LifeStrategy Growth Fund                                 Registered Investment Company                            20,764
*  Vanguard LifeStrategy Moderate Growth Fund                        Registered Investment Company                            33,900
*  Vanguard Total Bond Market Index                                  Registered Investment Company                             6,823
*  Progress Energy Company                                           Common Stock                                             63,359
*  Savings Plan for Employees of Florida Progress Corporation        Participant Loans (7.75% - 9.5%)                         17,176
*  Florida Progress Corporation                                      Contingent Value Obligations                                951
   AIG Financial 6.78%                                               Synthetic Guaranteed Investment Contract                  7,636
   AIG Financial 6.65%  9/30/05                                      Synthetic Guaranteed Investment Contract                  4,066
   AIG Financial 5.14%  12/31/03                                     Synthetic Guaranteed Investment Contract                  5,137
   CDC 5.87%, 11/25/04                                               Synthetic Guaranteed Investment Contract                  5,028
   CDC 6.78%                                                         Synthetic Guaranteed Investment Contract                 11,704
   Commonwealth Life  5.20%, 9/30/01                                 Synthetic Guaranteed Investment Contract                 10,062
   Natwest Markets 6.60%, 6/30/04                                    Synthetic Guaranteed Investment Contract                  6,341
   Rabobank 6.20%, 9/30/03                                           Synthetic Guaranteed Investment Contract                  8,544
   Rabobank 6.85%                                                    Synthetic Guaranteed Investment Contract                  5,930
   State Street Bank 5.69%, 6/30/03                                  Synthetic Guaranteed Investment Contract                  8,367
   Union Bank of Switzerland 7.02%  6/30/05                          Synthetic Guaranteed Investment Contract                  4,589
   Union Bank of Switzerland  6.92% 3/31/05                          Synthetic Guaranteed Investment Contract                  5,410
   Union Bank of Switzerland  7.18% 12/31/04                         Synthetic Guaranteed Investment Contract                  4,981
   Union Bank of Switzerland  5.13%  6/30/03                         Synthetic Guaranteed Investment Contract                  3,120
   West Deutsche Landesbank 6.77%, 12/31/01                          Synthetic Guaranteed Investment Contract                  3,824

                                                                                                                            --------

Total assets                                                                                                               $ 602,610
                                                                                                                            ========

* Party in Interest

SAVINGS PLAN FOR EMPLOYEES OF FLORIDA PROGRESS CORPORATION                                                               Schedule II
Schedule of Nonexempt Transactions
Year Ended December 31, 2000
------------------------------------------------------------------------------------------------------------------------------------

Savings Plan for Employees of Florida Progress Corporation, EIN 59-6769223
Attachment to Form 5500, Schedule G, Part III

                                                                Description of Transactions
                                                             Including Maturity Date, Rate of                              Current
 Identity of Party    Relationship of Plan, Employer,     Interest, Collateral, Par or Maturity            Cost of Asset   Value of
      Involved         or Other Party-In-Interest                        Value                                               Asset
------------------------------------------------------------------------------------------------------------------------------------
Florida Progress                                       Investment in a non-qualified employer security:
Corporation                    Plan Sponsor           Florida Progress Contingent Value Obligation Fund     $ 1,364,450    $ 951,360

                                 SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934,
--------
the Investment Committee of the Savings Plan for Employees of Florida Progress Corporation has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

                              SAVINGS PLAN FOR EMPLOYEES OF
                              FLORIDA PROGRESS CORPORATION



                              /s/ Brenda F. Castonguay, Plan Administrator
                              --------------------------------------------
                              Brenda F. Castonguay, Plan Administrator

Date:  June 26, 2001

                                EXHIBITS INDEX


Exhibit Number
--------------

Exhibit No. 23              Consent of PRICEWATERHOUSECOOPERS LLP